ENDORSEMENT
                           APPLICABLE TO IRA CONTRACTS


As specified in the Data pages, this Contract is an "IRA Contract" which is issued as an individual retirement annuity contract which meets the requirements of Section [408(b)] of the Code. It is established for the exclusive benefit of you and your beneficiaries, and the terms below change, or are added to, applicable sections of this Contract. Also, your rights under this Contract are not forfeitable.

1.   OWNER (SECTION 1.16):

     You must be both the Owner and the Annuitant.

2.   ANNUITY COMMENCEMENT DATE (SECTION 1.04):

     You may not choose an Annuity Commencement Date later than the maximum maturity age stated in the Data pages. If you choose a Date later than age 70 1/2, you must withdraw at least the minimum payments required under Sections [408(b)] and [401(a)(9)] of the Code and applicable Treasury regulations. See Section 5.01 of the Contract and item 5 below.

3.   CONTRIBUTIONS (SECTION 3.01 AND 3.02):

     No Contributions will be accepted unless they are in cash (or check or other form if we require). Except in the case of a "rollover Contribution," the total of such Contributions will not exceed [$2,000] for any taxable year. A "rollover Contribution" is one permitted by Sections [402(c)], [403(a)(4)], [403(b)(8)], or [408(d)(3)] of the Code.

     Amounts transferred to the Contract from an individual retirement account or annuity contract which meets the requirements of Section [408] of the Code are not subject to the [$2,000] limit.

     If you make a Contribution which is an "eligible retirement plan rollover" as defined in Section [402(c)] or [403(b)(8)] of the Code, and you commingle such Contribution with other Contributions, you may not be able to roll over the eligible retirement plan Contributions and earnings to another qualified plan or Code Section [403(b)] arrangement at a future date, unless the Code permits.

4.   DEATH BENEFITS (SECTION 6.01):

     The death benefit pursuant to Section 6.01 of the Contract will not be paid at your death before the Annuity Commencement Date and the coverage under the Contract will continue with your surviving spouse as Successor Annuitant and Owner if (i) you are married at the time of your death and the person named as beneficiary under Section 6.02 of your Contract is your surviving spouse; and (ii)

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     your surviving spouse elects to become "Successor Annuitant and Owner" of your Contract.

5.   BENEFICIARY CONTINUANCE:

     This Item 5 shall apply only if you die before the Annuity Commencement Date, and the beneficiary named pursuant to Section 6.02 of the Contract is a legally competent individual who is not your surviving spouse.

     If there is more than one beneficiary, then all beneficiaries must meet the requirements of the preceding sentence, or this Item 5 does not apply and the death benefit described in Section 6.01 of the Contract is payable.

     If this Item 5 applies and there is more than one beneficiary, the Annuity Account Value shall be apportioned among your beneficiaries as you designate pursuant to Section 6.02 of the Contract.

     If you die after your "Required Beginning Date" for "Minimum Distribution" payments described below in Item 6, subpart A of this Endorsement and such payments have not commenced under this Contract, the death benefit will be paid in a lump sum and this Item 5 does not apply unless prior to your death you have notified us in accordance with our procedures then in effect that the beneficiary named pursuant to 6.02 of the Contract is also the designated beneficiary for "Required Payments During Your Life" described below in Item 6 of this Endorsement.

     If we receive the beneficiary's election within 30 days of receipt of proof of your death, the beneficiary may continue your Contract pursuant to this
     Item 5 under the terms set forth in a through h below. Your Contract may be continued by one or more beneficiaries (collectively, the "Continuation Beneficiary"). If there is more than one beneficiary, the election must be provided to us within 30 days by each beneficiary with respect to that beneficiary's portion of the Annuity Account Value. For any beneficiary who does not so timely elect, we will pay that beneficiary's share of the death benefit pursuant to Section 6.01 of the Contract in a lump sum.

     a. the Continuation Beneficiary shall automatically become the Annuitant as defined in Section 1.01 of the Contract with respect to that Continuation Beneficiary's portion of the Annuity Account Value.

     b. the Continuation Beneficiary shall only have the right to transfer amounts among the Investment Options.

     c.   the Continuation Beneficiary cannot make any additional contributions.


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     d.   distributions to the Continuation Beneficiary will be made in accordance with requirements described in Item 6 of this Endorsement. If there is more than one beneficiary, and any Continuation Beneficiary requests payment pursuant to Item 6, subpart B(i) of this Endorsement, then all Continuation Beneficiaries must agree to make this payment election. If all Continuation Beneficiaries cannot so agree, then we will instead make payment pursuant to the second paragraph of Item 6, subpart B of this Endorsement. Further, where payment pursuant to Item 6, subpart B(i) of this Endorsement is elected by all Continuation Beneficiaries, the Annuity Account Value apportioned to each Continuation Beneficiary is distributed based upon the life expectancy of the oldest of the beneficiaries designated under Section 6.02 of the Contract, even if that individual does not elect to be a Continuation Beneficiary.

     e. the Continuation Beneficiary may withdraw the Annuity Account Value apportioned to such Continuation Beneficiary at any time; withdrawals made after we have received a Continuation Beneficiary's election to continue this Contract are not subject to a withdrawal charge and will end payment pursuant to Item 6, subpart B(i) of this Endorsement as to that Continuation Beneficiary. Any remaining Annuity Account Value apportioned to that Continuation Beneficiary will be distributed as a lump sum.

     f. upon the Continuation Beneficiary's death, we will make a lump sum payment (other payment options are not available) to the person designated by the deceased Continuation Beneficiary to receive that deceased Continuation Beneficiary's portion of the Annuity Account Value, if any.

     g. the Contract cannot be assigned and must continue in your name for benefit of your Continuation Beneficiary.

     h. if a minimum income benefit pursuant to Section 7.07 of the Contract and/or a minimum death benefit pursuant to Section 6.01 of the Contract are in effect upon our receipt of proof of your death, the charges, if any, for such benefit(s) will no longer apply and the minimum income benefit and the minimum death benefit shall no longer be in force.


6.   REQUIRED PAYMENTS:

     This Contract is subject to these "Required Payment" or "Minimum Distribution" rules of Sections [408(b)] and [401(a)(9)] of the Code and the Treasury Regulations which apply.

     A. MINIMUM DISTRIBUTION RULES -- REQUIRED PAYMENTS DURING YOUR LIFE -- Your entire interest in this Contract will be distributed or begin to be


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          distributed no later than the first day of April following the calendar year in which you attain age 70 1/2 ( "Required Beginning Date "). Your entire interest may be distributed, as you elect, over
          (a) your life, or the lives of you and your designated beneficiary, or
          (b) a period certain not extending beyond your life expectancy, or the joint and last survivor expectancy for you and your designated beneficiary. Distributions must be made in periodic payments at intervals of no longer than one year. In addition, payments must be either non-increasing or they may increase only as provided in [Q & A F-3 of Section 1.401(a)(9)-1] of the Proposed Treasury Regulations, or any successor Regulation thereto.

          All distributions made under this Contract must be made in accordance with the requirements of Sections [408(b)] and [401(a)(9)] of the Code, including the incidental death benefit requirements of Section [401(a)(9)(G)] of the Code, and applicable Treasury Regulations, including the minimum distribution incidental benefit requirements of Section [1.401(a)(9)-2] of the Proposed Treasury Regulations, or any successor Regulation thereto.

          For purposes of determining the "period certain" referred to in the first paragraph of this Section, life expectancy is computed by use of the expected return multiples in Tables [V and VI] of Treasury Regulation Section [1.72-9]. Unless you otherwise elect prior to the time distributions are required to begin, life expectancies will be recalculated annually. Such election will be irrevocable and will apply to all subsequent years. The life expectancy of a non-spouse beneficiary, if the naming of such a beneficiary is permitted by our rules then in effect, may not be recalculated. Instead, life expectancy will be calculated using the attained age of such beneficiary during the calendar year in which you attain age 70 1/2, and payments of subsequent years will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

     B. MINIMUM DISTRIBUTION RULES -- DEATH BENEFIT - If you die after distribution of your interest in this Contract has begun, the remaining portion of such interest will continue to be distributed at least as rapidly as under the method of distribution being used prior to your death.

          If you die before distribution of your interest in this Contract begins, distribution of your entire interest will be completed no later than December 31 of the calendar year containing the fifth anniversary of your death, except to the extent that an election is made to receive death benefit distributions in accordance with (i) or
          (ii) below:

          (i) If your interest is payable to a designated beneficiary, then your entire interest may be distributed over the life of, or over a period certain


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               not greater than the life expectancy of, the designated
               beneficiary. Such distributions must commence on or before December 31 of the calendar year immediately following the calendar year of your death.

          (ii) If the designated beneficiary is your surviving spouse, the date that distributions are required to begin in accordance with (i) above shall not be earlier than the later of (1) December 31 of the calendar year immediately following the calendar year of your death or (2) December 31 of the calendar year in which you would have attained age 70 1/2.

          If the designated beneficiary is your surviving spouse, and a Successor Annuitant and Owner option (described in item 4 above of this Endorsement) is elected, the distribution of your interest need not be made until after your spouse's death.

          For purposes of determining the "period certain" referred to above, life expectancy is computed by use of the expected return multiples in [Table V and VI] of Treasury Regulation Section [1.72-9]. For purposes of distributions beginning after your death, unless otherwise elected by the surviving spouse by the time distributions are required to begin, life expectancies will be recalculated annually. Such election will be irrevocable by the surviving spouse and will apply to all subsequent years. In the case of any other designated beneficiary, life expectancies will be calculated using the attained age of such beneficiary during the calendar year in which distributions are required to begin, pursuant to this item, and payments for any subsequent calendar year will be calculated based on such life expectancy reduced by one for each calendar year which has elapsed since the calendar year life expectancy was first calculated.

          Distributions under this item are considered to have begun if distributions are made because you have reached your Required Beginning Date, or if prior to the Required Beginning Date, distributions irrevocably commence to you over a period permitted and in any annuity form acceptable under Section [1.401(a)(9)-1] of the Proposed Treasury Regulations or any successor Regulation thereto.

7.   REPORTS - NOTICES (SECTION 9.04):

     We will send you a report as of the end of each calendar year showing the status of the annuity and any other reports required by the Code or Treasury Regulations.

8.   ASSIGNMENTS (SECTION 9.05):



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     Your rights under this Contract may not be assigned, pledged or transferred except as permitted by law. You may not name a new Owner, except as described in item 4 of this Endorsement.

9.   TERMINATION OF CONTRACT:

     If an annuity under the Contract fails to qualify as an annuity under Section [408(b)] of the Code, we will have the right to terminate the Contract. We may do so, upon receipt of notice of such fact, before the Annuity Commencement Date. In that case, we will pay the Annuity Account Value less a deduction for the part which applies to any Federal income tax payable by you which would not have been payable with respect to an annuity which meets the terms of the Code.


EQUITABLE OF COLORADO, INC.


  /s/ Samuel B. Shlesinger                     /s/ Linda J. Galasso
-------------------------------------        ------------------------------
Samuel B. Shlesinger,                        Linda Galasso,  Secretary
President and Chief Executive Officer



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